Exhibit (a)(23)

FOR IMMEDIATE RELEASE:  November 24, 1997


INVESTOR CONTACT:             U.S. SURGICAL HOME PAGE  MEDIA CONTACT:
Marianne Scipione             http://www.ussurg.com    Steve Rose
Vice President                                         Director
Corporate Communications                               Media Relations
(203) 845-1404                                         (203) 845-1732
marianne.scipione@ussurg.com                           steve.rose@ussurg.com


                UNITED STATES SURGICAL CORPORATION EXTENDS
                      TENDER OFFER TO ACQUIRE CIRCON


      NORWALK, Conn.--United States Surgical Corporation (NYSE:USS) announced today that it is extending through 6:00 p.m., New York City time, on January 15, 1998, its cash tender offer for all the outstanding common shares of Circon Corporation (NASDAQ:CCON) at a price of $16.50 per share.

      As of 6:00 p.m. New York City time on November 21, 1997, 2,784,645 shares of Circon's outstanding common stock had been tendered to USS under the terms of the offer.

      In response to Circon's announcement that, despite his removal by an overwhelm ing majority of the stockholders, Richard Auhll, CEO of Circon, has been reinstated as the chairman of the Circon Board of Directors, USS is seeking to have Mr. Auhll's reinstatement to the Board nullified by the Delaware Chancery Court.

      United States Surgical Corporation is a diversified surgical products company specializing in minimally invasive technologies that improve patient care and lower health care costs.